Exhibit 4.12

THIRD AMENDMENT TO THE

FIRST RESTATEMENT OF THE

MERIT MEDICAL SYSTEMS, INC.

401(K) PROFIT SHARING PLAN AND TRUST

WHEREAS, Merit Medical Systems, Inc. (the “Principal Employer”) maintains the Merit Medical Systems, Inc. 401(k) Plan and related trust (the “Plan”) for the benefit of its employees and the employees of its participating affiliates, which Plan was initially adopted effective January 1991; restated in 2001 pursuant to the First Restatement of the Merit Medical Systems, Inc. 401(k) Profit Sharing Plan and Trust; amended April 16, 2002 pursuant to the First Amendment to the First Restatement of the Plan; and amended July 26, 2002 pursuant to the Second Amendment to the first Restatement of the Plan; and

WHEREAS, the Principal Employer desires to further amend the Plan document to permit certain in-service distribution by participants who have attained age 59-1/2, and to restate the Plan’s trust provisions.

NOW, THEREFORE, the Principal Employer hereby amends the Plan as follows:

1.                                       Article VI of the Plan, dealing with distributions, is hereby amended to add new Section H to read as follows, effective on and after January 1, 2002:

“H.  In-Service Distributions After Age 59-1/2.  Any Participant who has attained age 59-1/2 may elect to receive an in-service distribution of a designated portion of his Vested Benefit (not in excess of fifty percent of that Vested Benefit) prior to his or her Separation from Service (an “In-Service Distribution”).  All In-Service Distributions shall be paid in a lump sum.  A Participant may only receive one In-Service Distribution prior to his or her Separation from Service.  A Participant who wishes to receive an In-Service Distribution shall provide notice to the Plan on such forms as the Plan Administrator requires.  Distribution shall be made as soon as practicable after receipt of the distribution request.”

2.                                       Effective January 1, 2003, Zions Bank is removed as Trustee, Reliance Trust Company is substituted for Zions Bank as Trustee of the Plan and Article X of the Plan, the Plan’s Trust provisions, are superseded and replaced by the provisions of the Trust Agreement between the Employer and Reliance Trust Company as Trustee in the form attached hereto as “Exhibit A” (the “Trust Agreement”).  The Trust Agreement shall also supersede any other inconsistent provision of the Plan relating to the duties, power and authority of Trustee.  The Plan shall continue, however, to invest in Employer Stock which is a “qualifying employer security” under ERISA.

3.                                       Effective on and after January 1, 2003, the consent of the Trustee shall no longer be required to amend the Plan but shall be required to amend the Trust Agreement.

4.                                       Except as modified above, the First Restatement of the Plan, as previously amended, is hereby ratified and continued in accordance with its original terms.

IN WITNESS WHEREOF, the Principal Employer has caused this Third Amendment to be executed by its duly authorized officer this 18th day of December, 2002.

MERIT MEDICAL SYSTEMS, INC.

By:	/S/
Its:

Zions Bank hereby consents to the Third Amendment of the Plan to remove it as Trustee and substitute Reliance Trust Company as successor Trustee effective January 1, 2003.

ZIONS BANK, Trustee

By:	/S/
Its:

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